Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statements (Form S-1 and S-4 Amendment No. 3; Registration No. 333-152453) of The Folgers Coffee Company in connection with registration of 63,166,532 common shares and to the incorporation by reference therein of our reports dated June 19, 2008, with respect to the consolidated financial statements of The J. M. Smucker Company and the effectiveness of internal control over financial reporting of The J. M. Smucker Company, incorporated by reference in its Annual Report (Form 10-K) for the year ended April 30, 2008 and the financial statement schedule of The J. M. Smucker Company included therein, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Akron, Ohio

October 6, 2008